Annual Report

Cover Page

Name of issuer:

Livsn Designs, Inc.

Legal status of issuer:

Form: Other

Other (specify):   Public Benefit Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/14/2019

Physical address of issuer:

3803 NW Wishing Spring Rd
Unit B
Bentonville AR 72712

Website of issuer:

https://www.livsndesigns.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,100,375.00	$2,494,913.00
Cash & Cash Equivalents:	$263,315.00	$1,214,135.00
Accounts Receivable:	$65,917.00	$90,608.00
Current Liabilities:	$706,181.00	$452,497.00
Non-Current Liabilities:	$334,636.00	$167,782.00
Revenues/Sales:	$2,019,173.00	$1,900,980.00
Cost of Goods Sold:	$881,111.00	$898,351.00
Taxes Paid:	$0.00	$0.00
Net Income:	($844,792.00)	($662,846.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Livsn Designs, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

I'm assuming we missed a year since this is the first one we've done. Reg CF was new to us, but we're now becoming familiar with its nuances.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Andrew Gibbs-Dabney	CEO	Livsn Designs, Inc	2019
Donald Huffner III	Investment Banking	RZC Advisors	2023
Phil Graves	CFO	EverDriven	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Todd Stockbauer	CFO	2019
Andrew Gibbs-Dabney	CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal

financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Andrew Gibbs-Dabney	5000000.0 Common shares	33.18

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material

information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Limited Operating History

The Company is an early stage company. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance

can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

The Company manufactures a majority of its product in Vietnam and has seen an increase in tariffs since the beginning of 2025. It has increased some prices but will be unable to pass all tariff increases on to customers. Therefore Livsn will see a drop in its gross profit for 2026 and beyond. Although there is an agreement in place between the US and Vietnam, it is unknown if this agreement could change in the future and cause a further drop in the Company's gross profit it prices cannot be passed to its customers.

The business operates in a saturated market with well-funded competitors. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

We have minimal operating capital and for the foreseeable future we will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. We have a history of accumulated deficits that may continue into the foreseeable future. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

As a startup organization, the company is still very dependent on its founder. If anything catastrophic were to happen to the company's founder, the future of the company may be compromised.

The Company relies on third party technology vendors such as Shopify, Google, Paypal, Stripe for payments,

financial services, and shipping. Any interruption in the availability of these services could have a material negative impact on our ability to deliver service to customers, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation may create access challenges to our users and service offerings.

The company's reliance on social media and other digital advertising for marketing could have a negative impact if interrupted as it could slow down our visibility, growth, and profitability.

In order to respond to market changes, the founder from time to time may make changes to the company to adapt to market.

The Company will continue its research and development activities for its new products and begin its production operations which require capital. There is no certainty that the initial financing will be sufficient to establish that our future products are viable, in which case additional development financing will be required.

Economical changes may affect the company's profit margin and slow distribution, such as increase in raw materials, global supply issues, and political unrest.

The company founder may not be able to work full-time in the event of health, family, or other extenuating circumstances.

The Company relies on third-party suppliers and manufacturers for the production of their products. Any disruption to the supply chain could negatively impact the Company and its ability to produce and sell said products.

The effect of COVID-19's on the economy could cause a negative impact on the outdoor industry due to a decrease in consumer spending.

The Company is a mission-driven business that is focused on providing a product that is both high-quality and environmentally friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and may initially result in high product costs.

Changes in the prices of supplies and raw materials could have a materially adverse effect on the Company's business. There have been changes in the cost of raw materials used in the production of apparel in recent years. Increases in prices may also take place in the future and the

Company's inability to pass on increases to customers could reduce margins and profits and have a material adverse effect on the Company's business. The Company cannot assure you that shortages or increases in the prices of supplies or raw materials will not have a material adverse effect on the Company's financial condition and results of operations. The success of the Company's business with suppliers is subject to numerous financial, legal and operating risks, such as enforcement of contract rights and compliance with existing and future laws, regulations and policies, including those related to tariffs, investments, taxation, trade controls, product content and performance.

The Company has a limited operating history. Because of the Company's limited operating history, it is unable to accurately forecast revenues. The Company currently intends to increase operating expenses substantially in order to, among other things, ramp and scale production of product, support pricing strategy with distributors, deliver brand launch through field marketing, social marketing, targeted advertising and product sampling, and accelerate key hires of sales and product leadership. To the extent the Company is unsuccessful in achieving significant revenues, it may be unable to appropriately adjust spending in a timely manner to compensate for any unexpected revenue shortfall or will have to reduce operating expenses, causing the Company to forego potential revenue generating activities, either of which could cause a material adverse effect on its business, results of operations, and financial condition. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions that may adversely affect its revenues. These factors add to the difficulty in accurately forecasting revenue.

Market acceptance of the Company's brands and products is uncertain. It is possible that the Company may not be successful in introducing its brands and products to its target markets. The possibility exists that market acceptance of the Company's brands and products may differ from management's perceived expectations and that the Company may be forced to modify all or part of its business plans. Management may come to erroneous conclusions regarding the marketplace, which may result in the Company's overstatement of the opportunity. The success of the Company will, to a large extent, rely on management's ability to adjust or modify, if at all or in part, components of its business plan to reflect current market conditions as they may present themselves in the future.

The Company may be unable to manage rapid growth. Market acceptance of the Company's brands and products

may result in the rapid and accelerated growth of the Company and stress the talents and time requirements of management. Current management may experience difficulties adjusting and managing the growth of the Company, resulting in material operational or revenue issues or deficiencies.

Additional funding may be necessary for future development. The funds raised in this Offering will be used, in part, to generate a track record of performance and success in the Company's product offering. The Company may require additional financing, including venture capital financing, to complete the product roadmap and expand the business. The timing and amount of such capital needs cannot be precisely determined at this time and will depend upon a number of factors, including the pace of product development, customer demand and acceptance, changes in industry conditions and competitive factors.

The Company's financial projections and assumptions may prove incorrect. The information presented to investors in meetings and otherwise (including any financial projections of the Company) contains forward looking information and has been prepared on the basis of a number of assumptions, variables, and hypotheticals, including third-party data believed to be reliable but not fully verified or verifiable by the Company. The information and financial projections are dependent on estimates and projections of circumstances and events that have not occurred and which may not occur or which may have different consequences from those now assumed or anticipated. No assurance can be given that all material assumptions have been considered. Future operating results are in fact impossible to predict. Therefore, the actual results achieved will vary from the forecasts and projections and the variations could be material. No representation or warranty of any kind is made by the Company or any of its affiliates, and none should be inferred, respecting the future accuracy or completeness of any projections or any other forward-looking information provided by the Company.

We rely on various intellectual property rights in order to operate our business.

Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property

rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We have limited control over our suppliers, contract manufacturers, and logistics providers, including aspects of their specific manufacturing processes and their labor, environmental, or other practices, which subjects us to significant risks, including the following:

exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Changes in employment laws or regulation could harm our

performance.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Todd Stockbauer is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,671,000	5,735,273	Yes ⌄
Series Seed Preferred Stock	2,895,072	2,895,072	Yes ⌄
Series Seed-1	6,263,700	4,900,652	Yes ⌄
Series Seed-2	738,423	738,423	Yes ⌄
Series Seed-3	801,624	801,624	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	2,735,710

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Legacy Bank
Issue date	11/16/21
Amount	$445,000.00
Outstanding principal plus interest	$399,991.36 as of 09/17/25
Interest rate	9.0% per annum
Current with payments	Yes

This is a revolving line of credit

Loan

Lender	Ramsey Ball
Issue date	04/05/22
Amount	$150,000.00
Outstanding principal plus interest	$76,510.02 as of 09/18/25
Interest rate	8.0% per annum
Current with payments	Yes

No maturity date, payable on demand.

Loan

Lender	Shopify
Issue date	12/15/24
Amount	$266,315.00
Outstanding principal plus interest	$82,842.75 as of 09/17/25
Current with payments	Yes

Loan

Lender	Quickbooks
Issue date	06/26/25
Amount	$25,000.00
Outstanding principal plus interest	$20,717.39 as of 08/25/25
Interest rate	35.5% per annum
Maturity date	06/26/26
Current with payments	Yes

Loan

Lender	Shopify
Issue date	08/19/25
Amount	$87,760.00
Outstanding principal plus interest	$87,760.00 as of 09/17/25
Current with payments	Yes

Convertible Note

Issue date	02/08/21
Amount	$50,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$4,000,000.00
Maturity date	02/09/23

Convertible Note

Issue date	02/08/22
Amount	$75,000.00
Interest rate	5.0% per annum
Discount rate	0.0%
Valuation cap	$6,000,000.00
Maturity date	02/09/24

Conditional Discount of 20% if qualified financing occurs after 2/9/2023

Convertible Note

Issue date	04/10/25
Amount	$10,000.00
Interest rate	15.0% per annum
Discount rate	0.0%
Valuation cap	$7,250,000.00
Maturity date	04/11/27

Convertible Note

Issue date	04/13/25
Amount	$10,000.00
Outstanding principal plus interest	$10,000.00 as of 10/08/25
Interest rate	15.0% per annum
Discount rate	0.0%
Valuation cap	$7,250,000.00
Maturity date	04/14/27

Convertible Note

Issue date	04/15/25
Amount	$10,000.00
Outstanding principal plus	$10,000.00 as of

Outstanding principal plus interest	$10,000.00 as of 10/08/25
Interest rate	15.0% per annum
Discount rate	0.0%
Valuation cap	$7,250,000.00
Maturity date	04/16/27

Convertible Note

Issue date	05/14/25
Amount	$15,000.00
Interest rate	15.0% per annum
Discount rate	0.0%
Valuation cap	$7,250,000.00
Maturity date	05/15/27

Convertible Note

Issue date	05/21/25
Amount	$100,000.00
Interest rate	15.0% per annum
Discount rate	0.0%
Valuation cap	$7,250,000.00
Maturity date	05/22/27

Convertible Note

Issue date	07/15/25
Amount	$75,000.00
Interest rate	15.0% per annum
Discount rate	0.0%
Valuation cap	$7,250,000.00
Maturity date	07/16/27

Convertible Note

Issue date	07/29/25
Amount	$15,000.00
Outstanding principal plus interest	$15,000.00 as of 07/30/25
Interest rate	15.0% per annum
Discount rate	0.0%
Valuation cap	$7,250,000.00

Maturity date　　　　　07/30/27

Convertible Note

Issue date	08/28/25
Amount	$15,000.00
Interest rate	15.0% per annum
Discount rate	0.0%
Valuation cap	$7,250,000.00

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2020	Section 4(a)(2)	Convertible Note	$50,000	General operations
2/2020	Section 4(a)(2)	Convertible Note	$50,000	General operations
3/2020	Section 4(a)(2)	Convertible Note	$25,000	General operations
6/2020	Section 4(a)(2)	Convertible Note	$25,000	General operations
7/2020	Section 4(a)(2)	Convertible Note	$37,500	General operations
7/2020	Section 4(a)(2)	Convertible Note	$50,000	General operations
8/2020	Section 4(a)(2)	Convertible Note	$50,000	General operations
10/2020	Section 4(a)(2)	Convertible Note	$35,000	General operations
11/2020	Section 4(a)(2)	Convertible Note	$25,000	General operations
2/2021	Section 4(a)(2)	Convertible Note	$100,000	General operations
2/2021	Section 4(a)(2)	Convertible Note	$50,000	General operations
2/2021	Section 4(a)(2)	Convertible Note	$100,000	General operations
2/2021	Section 4(a)(2)	Convertible Note	$50,000	General operations

2/2021	Section 4(a)(2) Convertible Note	$25,000	General operations
2/2022	Section 4(a)(2) Convertible Note	$75,000	General operations
2/2022	Section 4(a)(2) Convertible Note	$75,000	General operations
2/2022	Section 4(a)(2) Convertible Note	$75,000	General operations
12/2022	Regulation Crowdfunding	Priced Round $419,631	General operations
4/2025	Section 4(a)(2) Convertible Note	$10,000	General operations
4/2025	Section 4(a)(2) Convertible Note	$10,000	General operations
4/2025	Section 4(a)(2) Convertible Note	$10,000	General operations
5/2025	Section 4(a)(2) Convertible Note	$15,000	General operations
5/2025	Section 4(a)(2) Convertible Note	$100,000	General operations
7/2025	Section 4(a)(2) Convertible Note	$75,000	General operations
7/2025	Section 4(a)(2) Convertible Note	$15,000	General operations
8/2025	Section 4(a)(2) Convertible Note	$15,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Scott Dabney (D&D Financial Group)
Amount Invested	$15,000.00
Transaction type	Convertible note
Issue date	07/31/18
Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	12/31/20
Converted	Yes
Valuation cap	$2,000,000.00
Relationship	Uncle

Name	Ty Dabney
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	08/19/18
Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	12/31/20
Converted	Yes
Valuation cap	$2,000,000.00
Relationship	Father

Name	Scott Dabney (D&D Financial Group)
Amount Invested	$15,000.00
Transaction type	Convertible note
Issue date	09/11/18
Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	12/31/20
Converted	Yes
Valuation cap	$2,000,000.00
Relationship	Uncle

Name	Bobby & Krista Dillard (RD KD Family Partners)

Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	09/29/18
Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	12/31/20
Converted	Yes
Valuation cap	$2,000,000.00
Relationship	Brother-in-law and sister

Name	Bobby & Krista Dillard (RD KD Family Partners)
Amount Invested	$37,500.00
Transaction type	Convertible note
Issue date	07/19/20
Interest rate	5.0% per annum
Discount rate	20.0%
Maturity date	07/20/22
Converted	Yes
Valuation cap	$3,500,000.00
Relationship	Brother-in-law and sister

Name	Bobby & Krista Dillard (RD KD Family Partners)
Amount Invested	$100,000.00
Transaction type	Convertible note
Issue date	02/16/21
Interest rate	5.0% per annum
Discount rate	20.0%
Maturity date	02/17/23
Converted	Yes
Valuation cap	$4,000,000.00
Relationship	Brother-in-law and sister

Name	Donald Huffner III

Name	Donald Hufmer III
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	04/13/25
Outstanding principal plus interest	$10,000.00 as of
Interest rate	15.0% per annum
Discount rate	0.0%
Maturity date	04/14/27
Valuation cap	$7,250,000.00
Relationship	Board Member

Name	Todd Stockbauer
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	04/15/25
Outstanding principal plus interest	$10,000.00 as of
Interest rate	15.0% per annum
Discount rate	0.0%
Maturity date	04/16/27
Valuation cap	$7,250,000.00
Relationship	Officer

Name	D&D Financial Group
Amount Invested	$15,000.00
Transaction type	Convertible note
Issue date	07/29/25
Outstanding principal plus interest	$15,000.00 as of 07/30/25
Interest rate	15.0% per annum
Discount rate	0.0%
Maturity date	07/30/27
Valuation cap	$7,250,000.00
Relationship	Uncle

As of 2024 and 2023, the Company had outstanding receivables from its Founder and President, Andrew Gibbs-Dabney, amounting to $11,616 and $14,188, respectively. The funds are collected on a monthly basis and are non-interest bearing.

On April 6, 2022, the Company entered into a promissory note agreement with Ramsay Ball, a shareholder who holds a 1% ownership interest and serves as a crowdfunding representative. The note is for a principal amount of $150,000 and bears interest at 5.0%. Further details are provided in Note 5 of the attached financial statements.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the

discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Versatile outdoor apparel: own less, live more.

Livsn Designs, Inc. designs, develops, and manufactures its products through third-party factories, primarily located in Vietnam. Revenue is generated through direct-to-consumer online sales, wholesale sales to retail partners across the United States, and sales from the Company's own retail store. The Company is headquartered in Bentonville, Arkansas. The Company's customers are located in the United States.

Milestones

Livsn Designs, Inc was incorporated in the State of Delaware in January 2019.

Since then, we have:

- ⚡ Over $2 million in revenue in 2024

- Available in 100+ retail locations.

- Five successful product launches on Kickstarter, raising over $1M total.

- ⭐ 4.62 average rating over 3,297 reviews across x products

- 53% Compound Annual Growth Rate (average from 2018 to 2024)

- Featured in Gear Junkie, Outside, Men's Journal & more

- Techstars Austin ('19) alumni; 1% acceptance rate

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $2,019,173 compared to the year ended December 31, 2023, when the Company had revenues of $1,900,980. Our gross margin was 56.36% in fiscal year 2024, and 52.74% in 2023.

- *Assets.* As of December 31, 2024, the Company had total assets of $2,100,375, including $263,315 in cash. As of

December 31, 2023, the Company had $2,494,913 in total assets, including $1,214,135 in cash.

- *Net Loss.* The Company has had net losses of $844,792 and net losses of $662,846 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $1,040,817 for the fiscal year ended December 31, 2024 and $620,279 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, the company has been financed with $974,075 in debt, $439,631 in equity, and $1,412,500 in convertible notes. Of the convertibles, all $1,162,500 issued in 2022 and earlier have since converted to equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Livsn Designs, Inc. cash in hand is $64,464, as of September 2025. Over the last three months, revenues

have averaged $112,000/month, cost of goods sold has averaged $52,300/month, and operational expenses have averaged $118,000/month, for an average burn rate of $58,300 per month. Our intent is to be profitable in 24 months.

In 2025 (subsequent to the 12/31/24 review) the company has raised $250,000 in convertible debt. In addition, it has incurred additional debt from Quickbooks ($25,000) and Shopify ($80,000). These funds have been used to purchase inventory and cover operating expenses. In May 2025, the company moved into a new office, which includes a retail store.

Net Revenue for the balance of 2025 is projected to be approximately 1,013,000 (Aug-Dec 2025). COGS will be approximately $469,000 and operating expenses are expected to be $659,000 during that same time period. This is before interest expense and depreciation.

The company is not profitable. The company does not expect to be profitable on an annual basis until approximately 2027. We believe we will need an additional $250,000 in 2025 and approximately $250,000-500,000 in 2026 to cover this shortfall. Additional funds could be required in 2027 (up to $1,000,000) if additional debt (bank or asset based lending) cannot be procured.

As noted above, the company has raised $235,000 in convertible debt in 2025 and continues to pursue this alternative. In addition, funds from Quickbooks Capital and Shopify Capital have been procured. The company will be working with its current lender to increase its current line of credit.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these



instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Todd Stockbauer, certify that:

(1) the financial statements of Livsn Designs, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Livsn Designs, Inc. included in this Form reflects accurately the information reported on the tax return for Livsn Designs, Inc. filed for the most recently completed fiscal year.

Todd Stockbauer

CFO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors’ behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's

taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.livsndesigns.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases

all of the securities issued pursuant to Section 4(a)
(6), including any payment in full of debt securities
or any complete redemption of redeemable
securities; or the issuer liquidates or dissolves in
accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Andrew Gibbs-Dabney
Donald Huffner III
Phil Graves
Todd Stockbauer

Appendix E: Supporting Documents

ttw_communications_101424_210913.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird LIVSN nMA SA
- SPV Subscription Agreement
- LIVSN nMA SA

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Andrew Gibbs-Dabney
- Donald Huffner III
- Phil Graves
- Todd Stockbauer

Appendix E: Supporting Documents

- ttw_communications_101424_210913.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Livsn Designs, Inc.

By

Todd Stockbauer

CFO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Todd Stockbauer
_____
CFO
10/10/2025

Andrew Gibbs-Dabney
_____
President
10/10/2025

Phil Graves
_____
Board Member
10/10/2025

_____

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

_____

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.